Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • Phone (818) 879-6900 • Fax (818) 879-6659

Joseph S. Tesoriero Vice President and Chief Financial Officer
FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN
PORTIONS OF THIS LETTER, AS INDICATED BY [ * * * ].
September 16, 2009
Accounting Group — Interpretations
Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561

RE:	Pre-clearance request for the application of ASC 845 and ASC 360 to certain transactions occurring in connection with the offering of securities (Form S-l registration statement no. 333-161345 (Jay Williamson, examiner)) by Dole Food Company, Inc. CIK No. 0000018169
Given the proprietary nature of the redacted information contained herein, this submission is accompanied by our request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act. In the event the Staff receives a request for access to this letter or the portions of this letter for which we are seeking confidential treatment as noted above, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately. Please address any notifications of a request for access to such documents to the undersigned at Dole Food Company, Inc., One Dole Drive, Westlake Village, CA 91362, telephone: 818-879-6900.
We seek to pre-clear our proposed application of ASC 845 (APB Opinion No. 29) and ASC 360 (FASB Statement No. 144) to certain transactions expected to occur in connection with a public offering of Dole Food Company, Inc. (“Dole”) common stock through an S-l registration statement. We have separately requested the agreement of the Division of Corporation Finance on the form and content of our Form S-1. Given its relevance to evaluating the accounting application which we seek to pre-clear, we have included below a significant portion of the information surrounding the business overview and background facts which we have submitted previously to the Division of Corporation Finance in connection with that request (we have included as attachments to this letter those submissions for your reference).
We respectfully request your prompt attention to this issue, because of an unusual staleness time constraint imposed on us by Dole’s fiscal quarter/year system (see footnote 1 to this letter). Your prompt consideration of our proposed accounting treatment will be most appreciated in helping us keep to this timeline. If there is any additional information that would be useful to the Staff in reviewing our submission, we would be pleased to provide that information.

Accounting Group — Interpretations
Office of Chief Accountant
September 16, 2009

Business Overview. Background Facts and Condensed Financial Information
Dole Food Company, Inc. (“Dole”) is wholly owned by DHM Holding Company, Inc. (“Holdings”). Holdings also owns 85% of Westlake Wellbeing Properties, LLC (“WWP”), which is managed as a stand-alone entity and operates a hotel and wellness center that started operations in late 2006. Dole is currently a voluntary 1934 Act filer because of its debt covenants.
Holdings is ultimately owned in its entirety by David H. Murdock (“DHM”) indirectly through two entities he wholly owns. The only significant assets and liabilities of Holdings are its ownership interests in Dole and WWP, along with certain debt related to the hotel and wellness center operated by WWP.
DHM is currently planning on taking the underlying operations of Dole public through an initial public offering of stock (“IPO”), which will be accomplished through the following steps (all of which will be started and completed simultaneously immediately prior to the closing of the IPO, but after effectiveness of the registration statement, in the order presented below):
•	Step 1 - Holdings will contribute to Dole an estimated (but less than) 50% of the outstanding WWP limited liability company membership interests, leaving an estimated 35% of the outstanding WWP membership interests still owned directly by Holdings. This transaction accommodates some specific language in Dole’s senior notes indentures.

•	Step 2 - Holdings will merge down into its wholly-owned subsidiary, Dole, which will be the surviving legal entity (“Merged Dole”). In effect, all of the assets of Holdings are being contributed to Dole and in substance, all of the assets of Dole are being merged into its parent, Holdings (often referred to as a downstream merger).

•	Step 3 - Merged Dole will then transfer its 85% interest in WWP to an entity not in the Holdings/Dole group of companies, but owned by DHM (“MURCO”), which will assume all obligations of Merged Dole under a $115 million secured term loan except for a predetermined amount (expected to be between $0 and $80 million) of such obligation that will be retained by Merged Dole and paid in full upon IPO closing from net proceeds received by Merged Dole in the offering. After these steps, Merged Dole will consist of the underlying operations of Dole.
As a condition to the closing of the IPO, Step 3 as discussed above will be required to have been accomplished immediately prior to closing. Effectively, public investors in the IPO will only be purchasing an economic interest in Dole, and will not be exposed to the risks and/or rewards associated with WWP. The transfer of WWP to MURCO prior to the IPO closing is not made for monetary consideration. The business purpose of the various transactions in the Steps discussed above is to ensure that Dole on a go-forward basis contains only those operations core to its business.

Accounting Group — Interpretations
Office of Chief Accountant
September 16, 2009

Condensed financial information for the most recent three years of Dole and Holdings on a consolidated basis is as follows:

	2008		2007		2006
	DOLE	CONSOLIDATED	DOLE	CONSOLIDATED	DOLE	CONSOLIDATED
		DHM Holding		DHM Holding		DHM Holding
		Company, Inc.		Company, Inc.		Company, Inc.
	Dole Food	Consolidated	Dole Food	Consolidated	Dole Food	Consolidated
(In Millions)	Company, Inc.	Total	Company, Inc.	Total	Company, Inc.	Total

INCOME STATEMENT DATA
Revenues, net	$7,620	$7,660	$6,821	$6,857	$5,991	$5,993
Gross margin	757	750	631	621	570	570
Operating income (loss)	275	247	149	115	136	118
Pretax income (loss)	99	60	(34)	(82)	(16)	(38)
Net income (loss)	123	97	(54)	(86)	(86)	(101)
BALANCE SHEET DATA
Total assets	4,365	4,718	4,643	5,012	4,612	5,022
Current portion of long-term debt	357	377	14	59	14	14
Long-term debt	1,799	1,914	2,316	2,450	2,316	2,482
Total shareholders’ equity	433	678	355	557	386	588
Condensed financial information for the most recent three years of WWP is as follows:

	2008	2007	2006
	Westlake	Westlake	Westlake
	Wellbeing	Wellbeing	Wellbeing
(In Millions)	Properties, LLC	Properties, LLC	Properties, LLC
INCOME STATEMENT DATA
Revenues, net	$40	$36	$2
Operating income (loss)	(27)	(33)	(18)
Net income (loss)	(37)	(47)	(19)
BALANCE SHEET DATA
Total assets	334	351	369
Current portion of long-term debt	20	45
Long-term debt	114	134	165
Total shareholders’ equity	189	158	164
Included in the total assets of WWP in the table above are long-lived assets of approximately $328 million. An appraisal for such assets is currently being performed by a lender of Holdings in connection with the refinancing of certain Holdings debt. While such appraisal is being performed for the purpose of determining the adequacy of collateral for loans made by the lenders and is not necessarily reflective of the assumptions we believe to be indicative of fair value pursuant to ASC 820 (FASB Statement No. 157), it is anticipated that such appraisal for lending purposes will indicate a value less than the carrying value of such assets. Further, if we were to prepare a current fair value estimate of such assets pursuant to ASC 820 (FASB Statement No. 157), that value would likely be less than the carrying value of such assets due to currently depressed market conditions.

Accounting Group — Interpretations
Office of Chief Accountant
September 16, 2009

By way of further background, we have evaluated the accounting treatment for Steps 1 through 3 above and have concluded the following:
Accounting Treatment of Contribution of WWP Membership Interests and Merger of Holdings into Dole
In substance, when one combines the simultaneous steps described above, a downstream merger of the former parent (Holdings) into its subsidiary (Dole) has occurred. From an accounting perspective, when a downstream merger occurs, the ongoing accounting entity is considered to be the former parent (that is, the ongoing accounting is no different than if the subsidiary had merged into the parent, with the parent as the surviving legal entity). The carrying amount of all assets and liabilities within the historical Holdings consolidated financial statements remains the carrying amount in the Merged Dole financial statements. In this case, there is no change in basis of the legacy Dole assets from the basis at which those assets were previously reflected in Dole’s standalone financial statements, as all purchase accounting entries recorded at the Holdings level in connection with the 2003 leveraged buyout of Dole were previously pushed down to the standalone financial statements of Dole. Likewise, there is no change in the basis of the WWP assets from the amount at which those assets were previously reflected in the Holdings consolidated financial statements.
These conclusions are also consistent with the guidance on common control transactions. ASC 805 (EITF 02-5, Definition of Common Control), attempted to establish criteria to determine whether separate entities are under common control in the context of ASC 805 (FASB Statement No. 141, Business Combinations), when majority ownership exists by an individual, a family, or group affiliated in some other manner.
Although the Task Force did not reach a consensus on the topic, the SEC staff, as part of the Task Force’s deliberations, indicated that common control exists between (or among) separate entities if an individual or enterprise holds more than 50 percent of the voting ownership interest of each entity. Both Holdings and Dole are under common control because these entities are ultimately wholly owned by DHM. As a result of common control, the transfer of assets or an exchange of shares between Dole and Holdings accomplished in Steps 1 and 2 should be at carry-over basis. This is consistent with paragraph ASC 805-50-30-5 (D9 of FASB Statement No. 141(R), Business Combinations), which states the following:
When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests should initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because push-down accounting had not been applied, then the financial statements of the receiving entity should reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.
In addition, the combination of Steps 1 and 2 may be thought of as Holdings transferring an asset (a portion of the stock of WWP) to itself, which should not result in a change in accounting basis. Although Holdings transfers WWP stock to a subsidiary in Step 1, the effect of the simultaneous downstream merger in Step 2 results, in substance, in Holdings regaining direct ownership of the WWP stock as if no transfer had taken place.
The historical periods presented in Merged Dole’s consolidated financial statements subsequent to the merger will be identical to the historical consolidated financial statements of Holdings. This is consistent with the conclusion that a downstream merger has occurred, in which the surviving legal subsidiary takes on the accounting characteristics of its former parent. This is also consistent with the guidance in ASC 805-50-45-3 (paragraph D12 of Statement 141(R)).

Accounting Group — Interpretations
Office of Chief Accountant
September 16, 2009

Impairment Considerations under Held in Use Model
ASC 360-10-35-17 (Paragraph 7 of Statement 144) states that a long-lived asset or asset group shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. ASC 360-10-35-21, paragraphs 8(a)-8(f) provide examples of such events or changes in circumstance; specifically, ASC 360-10-35-21, paragraph 8(a) specifies a significant decrease in market value as an indicator that requires a long-lived asset or asset group to be tested for recoverability.
As indicated, an appraisal of WWP’s primary asset, the hotel and wellness center, is being performed by Holdings’ lender to determine the adequacy of collateral pledged in support of loans made to Holdings. While such appraisal has not yet been completed, we expect that it may be significantly lower than the carrying value of such asset. Further, WWP has experienced operating losses, and the overall real estate market has experienced declines. Accordingly, the requirements of ASC 360 (Statement 144) require a held in use impairment test be performed given these indicators of impairment.
Step 1 of the ASC 360 (Statement 144) impairment test for the WWP long-lived asset group was performed by management of WWP with no impairment required. Such impairment test was performed by projecting cash flows on an undiscounted basis of WWP over the remaining estimated useful life of the primary asset of the WWP asset group, the hotel and wellness center structure.
Discussion of Accounting Issue, Analysis of Possible Alternatives and Proposed Treatment
The following is our analysis of the accounting issue which we are seeking to pre-clear with the Staff.
Accounting Issue:
Would Merged Dole be required to record an impairment charge upon transfer of WWP to MURCO pursuant to ASC 360-10-40-4 (paragraph 29 of Statement 144) at the transfer date?
Analysis and Conclusion for Accounting Issue:
ASC 360-10-40-4 (paragraph 29 of Statement 144) states:
For purposes of this Statement, a long-lived asset to be disposed of in an exchange measured based on the recorded amount of the nonmonetary asset relinquished or to be distributed to owners in a spinoff is disposed of when it is exchanged or distributed. If the asset (asset group) is tested for recoverability while it is classified as held and used, the estimates of future cash flows used in that test shall be based on the use of the asset for its remaining useful life, assuming that the disposal transaction will not occur. In addition to any impairment losses required to be recognized while the asset is classified as held and used, an impairment loss, if any, shall be recognized when the asset is disposed of if the carrying amount of the asset (disposal group) exceeds its fair value. (FN17)
FN 17: Footnote 17 of paragraph 29 of Statement 144:
The provisions of this paragraph apply to nonmonetary exchanges that are not recorded at fair value under the provisions of APB Opinion No. 29, Accounting for Nonmonetary Transactions, as amended.
We believe that WWP has not been “distributed to owners in a “spinoff” and therefore is not subject to a write-down to fair value upon the completion of Step 3 based on the analysis below.

Accounting Group — Interpretations
Office of Chief Accountant
September 16, 2009

For the reasons articulated below, as a result of our analysis we believe this transaction is not within the scope of ASC 360-10-40-4 (paragraph 29 of Statement 144) and instead should be recorded at carryover basis in accordance with longstanding guidance applicable to common control transfers. Therefore, Merged Dole would not be required to record an impairment charge upon transfer of WWP pursuant to ASC 360-10-40-4 (paragraph 29 of Statement 144) at the transfer date. Rather, WWP would be transferred at carryover basis and would continue to be evaluated for impairment under a held in use model.
Prior to ASC 360 (Statements 121 and 144), ASC 845-10-30-10 (paragraph 23 of APB Opinion 29) required the following:
Nonreciprocal Transfers to Owners. Accounting for the distribution of nonmonetary assets to owners of an enterprise in a spin-off or other form of reorganization or liquidation or in a plan that is in substance the rescission of a prior business combination should be based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) (FN 6a) of the nonmonetary assets distributed. A pro rata distribution to owners of an enterprise of shares of a subsidiary or other investee company that has been or is being consolidated or that has been or is being accounted for under the equity method is to be considered to be equivalent to a spin-off. Other nonreciprocal transfers of nonmonetary assets to owners should be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution. [emphasis added]
FN 6a: Footnote 6a of APB Opinion 29:
An indicated impairment of value of a long-lived asset covered by Statement 144 shall be determined in accordance with paragraph 29 of that Statement.
Upon the issuance of FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, questions emerged on how to determine “an indicated impairment of value” of the asset distributed. These practice issues are summarized in the following paragraphs from the basis for conclusions of ASC 360 (Statement 144).
B66. Under Opinion 29 the accounting for the exchange of a long-lived asset for a similar productive long-lived asset and the distribution of a long-lived asset to owners in a spinoff is based on the recorded amount, “after reduction, if appropriate, for an indicated impairment of value” of the asset exchanged (paragraph 21) or distributed (paragraph 23). After Statement 121 was issued, questions emerged on how to determine “an indicated impairment of value” of the asset exchanged or distributed. The primary issue was whether to apply an undiscounted cash flows recoverability test and, if so, at what level. The EITF discussed the issue in Issue No. 96-2, “Impairment Recognition When a Nonmonetary Asset Is Exchanged or Is Distributed to Owners and Is Accounted for at the Asset’s Recorded Amount,” but did not reach a consensus.
B67. The Board did not redeliberate the Opinion 29 guidance for exchanges of similar productive assets or spinoffs. This Statement, however, resolves Issue 96-2 by requiring that an indicated impairment of value of a long-lived asset that is exchanged for a similar productive long-lived asset or distributed to owners in a spinoff be recognized if the carrying amount of the asset (disposal group) exceeds its fair value at the disposal date. The accounting guidance in Opinion 29 for an exchange of similar productive assets and for a distribution to owners in a spinoff is based on recorded amounts and not fair value. The Board concluded that using recorded amounts is more consistent with the accounting for a long-lived asset to be held and used than for a long-lived asset to be sold.

Accounting Group — Interpretations
Office of Chief Accountant
September 16, 2009

For that reason, the Board believes that an undiscounted cash flows recoverability test should apply prior to the disposal date. The estimates of future cash flows used in that test are based on the use of the asset for its remaining useful life, assuming that the disposal transaction will not occur.
It is evident that the guidance in ASC 360-40-4 (paragraph 29 of Statement 144) was intended to resolve the issue as to how to apply ASC 845-10-30-10 .(paragraph 23 of Opinion 29). Footnote 17 of ASC 360 (Statement 144) preserves the linkage between the guidance within ASC 360 (Statement 144) and the original requirements of ASC 845 (Opinion 29).
ASC 845-10-15-4 (paragraph 4(b) of Opinion 29) states that transfers of nonmonetary assets solely between companies or persons under common control, such as between a parent company and its subsidiaries or between two subsidiary corporations of the same parent, or between a corporate joint venture and its owners are outside the scope of ASC 845 (Opinion 29). Accordingly, the distribution of WWP to MURCO does not fall within the scope of ASC 845 (Opinion 29), and we have concluded that the guidance within ASC 360 (Statement 144) as to how to apply the provisions of ASC 845-10-30-10 (paragraph 23 of Opinion 29) would therefore not be applicable. Instead, the longstanding guidance of the Staff with respect to recording common control transactions at carryover basis should be applied. This longstanding view is summarized in ASC 805-50-S30-3 (EITF Issue 85-21):
The SEC Observer stated that the SEC staff’s views on carrying over historical cost to record, in the separate financial statements of each entity, transfers between companies under common control or between a parent and its subsidiary run primarily to transfers of net assets (as in a business combination) or long-lived assets. Those views would not normally apply to recurring transactions for which valuation is not in question (such as routine transfers of inventory) in the separate financial statements of each entity that is a party to the transaction.
In reaching our conclusion, we also considered the following:
•	The guidance in ASC 360 (Statement 144) clearly refers to a distribution to owners (plural), not a single controlling owner. The FASB appears to have contemplated a distribution to multiple owners, none of whom individually control (as is normally the case in a spin-off).

•	This issue would appear to arise anytime a subsidiary (Sub 1) distributes one of its own subsidiaries (Sub 2) up to its parent. In the consolidated financial statements of the controlling parent, assuming the undiscounted cash flows of the asset group (Sub 2) exceed their carrying amount, there would clearly be no write-down to fair value as Sub 2 has simply moved within the Parent’s consolidated group. If Sub 1 were required to record an impairment in its standalone financial statements at the point of transfer, the reporting at the subsidiary level would be inconsistent with the reporting at the parent level (the impairment recorded by Sub 1 would be immediately reversed in consolidation).

•	We also observe that, even if one were of the view that the scope exception for common control transactions contained in ASC 345 (Opinion 29) does not apply (as it does not reside directly within ASC 360 (Statement 144)), the appropriate application of ASC 360 (Statement 144) would likely not change from our view articulated above. The notion that common control transactions are accounted for at carryover basis is pervasive throughout GAAP, irrespective of whether a particular standard reiterates this basic premise.

Accounting Group — Interpretations
Office of Chief Accountant
September 16, 2009

As a result of our analysis and considerations of this accounting question, we believe that Merged Dole would not be required to record an impairment charge upon transfer of WWP pursuant to ASC 360-10-40-4 (paragraph 29 of Statement 144) at the disposal date. Rather, WWP would be transferred at carryover basis and would continue to be evaluated for impairment under a held in use model.
Disclosure Considerations
We will be disclosing the detailed terms of Steps 1 through 3 in our Form S-l filing. We also will be including in the footnotes to the Holdings financial statements and in our filings of Merged Dole on a go-forward basis information with respect to the WWP and the accounting treatment of the transfer of the entity at carryover basis under the common control transfer guidance. We will also indicate that the entity has continued to be measured on a held in use model and that due to indicators (the specific indicators will be disclosed) of impairment existing, the impairment test under ASC 360 (Statement 144) has been performed prior to transfer. Further, we will include the specifics with respect to the key assumptions used in the impairment test in our disclosure and our conclusions with respect to no impairment being required as a result of the test.
Prior SEC Staff Positions Related to the Issue
We are not aware of existing SEC Staff positions on this specific issue. We have also discussed this matter with Deloitte & Touche LLP, Dole’s independent auditors, who have indicated they are not aware of prior SEC Staff positions on this issue.
Previous Discussions or Correspondence with the SEC Staff
We have not previously discussed or corresponded with the SEC Staff on this issue. We have alerted Steven Jacobs, Associate Chief Accountant, Division of Corporation Finance, as to this pre-clearance request and have copied him on this letter for his reference. As indicated, we have separately been in discussions with Steven Jacobs regarding the form and content of our financial presentation in Form S-l for our contemplated IPO.
Independent Auditors
We have discussed the proposed accounting with Deloitte & Touche LLP, including representatives of the firm’s national office, who concur with our proposed accounting treatment. The National Office partner who has been consulted in connection with this transaction is Joe Ucuzoglu (phone: 415-783-4480).
Audit Committee’s Views on the Proposed Accounting Treatment
We have discussed the proposed accounting treatment with the Chairman of the Audit Committee of the Board of Directors of Dole. The Chairman concurs with the proposed accounting treatment and the full Audit Committee will review and approve such disclosure and related presentation in connection with the filing of an amended Form S-l consistent with the Audit Committee’s established governance processes.

Accounting Group — Interpretations
Office of Chief Accountant
September 16, 2009

Concluding Remarks
Again, we respectfully request your prompt attention to this issue due to the pending staleness of Dole’s financial statements in light of Dole’s fiscal quarter/year system1. We look forward to discussing our proposed financial statement presentation with you and members of the Staff at your possible earliest convenience.
Sincerely,

cc:	Jay Williamson, Securities and Exchange Commission
Steven Jacobs, Associate Chief Accountant, Division of Corporation Finance
Tia Jenkins, Securities and Exchange Commission
James Mills, Deloitte & Touche, LLP
Joe Ucuzoglu, Deloitte & Touche, LLP
Jonathan Layne, Gibson, Dunn & Crutcher, LLP
C. Michael Carter, Executive VP, General Counsel and Corporate Secretary, Dole Food Company, Inc.
Yoon Hugh, Vice President, Controller and Chief Accounting Officer, Dole Food Company, Inc.
Attachments:
•	Attachment 1: August 24, 2009 Submission to Wayne Carnall, Chief Accountant, Division of Corporation Finance

•	Attachment 2: August 31, 2009 Letter from Steven Jacobs, Associate Chief Accountant, Division of Corporation Finance Concerning the August 24, 2009 Submission to Wayne Carnall, Chief Accountant, Division of Corporation Finance

•	Attachment 3: September 4, 2009 Submission to Steven Jacobs, Associate Chief Accountant, Division of Corporation Finance

•	Attachment 4: September 14, 2009 Letter from Steven Jacobs, Associate Chief Accountant, Division of Corporation Finance, Concerning the September 4, 2009 Submission to Steven Jacobs, Associate Chief Accountant, Division of Corporation Finance

[1]	Dole’s fiscal year is broken down into 13 periods, each of four weeks’ duration. The first, second and fourth quarters each comprise three periods, i.e., 12 weeks, while the third quarter comprises four periods, i.e., 16 weeks (112 days). Our second quarter ended on June 20, 2009, so our second quarter financial statements will become stale on November 2, 2009, subject only to potential accommodation by the SEC as referenced in the Division of Corporation Finance, Financial Reporting Manual (Updated 7/24/09), Section 1220.1, paragraph e. But our (long) third quarter does not end until October 10, 2009. With our large, complex operations in approximately 90 countries worldwide, we will not be comfortable that our third quarter financial statements and associated MD&A are fully sound until the time around Thanksgiving. We have been advised by our underwriters that being in a position to complete our IPO before the Thanksgiving — Christmas season is important, in view of the uncertain state of the markets and the typical market circumstances around and after Thanksgiving. Accordingly, it is critical for us to complete our IPO before our second quarter financial statements become stale on November 2, 2009.

Attachment 1

Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael.carter@dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO
CERTAIN PORTIONS OF THIS LETTER, AS INDICATED BY
[ * * * ].
August 24, 2009
Wayne Carnall
Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
*

RE:	Dole Food Company, Inc. CIK No. 0000018169 Financial statements to be filed in Form S-l registration statement Form S-l registration statement no. 333-161345 (Jay Williamson, examiner)
Dear Mr. Carnall:
Given the proprietary nature of the redacted information contained herein, this submission is accompanied by our request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act. In the event the Staff receives a request for access to this letter or the portions of this letter for which we are seeking confidential treatment as noted above, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately. Please address any notifications of a request for access to such documents to the undersigned at Dole Food Company, Inc., One Dole Drive, Westlake Village, CA 91362, telephone: 818-879-6810.
We seek your agreement regarding our proposed presentation of the financial statements of Dole Food Company, Inc. (“Dole”) in a public offering of Dole common stock through an S-1

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

registration statement. We respectfully request your prompt attention to this issue, because of an unusual staleness time constraint imposed on us by Dole’s fiscal quarter/year system (see footnote 12, below).
We filed our initial Form S-1 on August 14, 2009. In that filing, on page 4, we indicated we were exploring certain structuring alternatives involving our parent, DHM Holding Company, Inc. (“Holdings”) and other affiliated entities. Now that we have determined the desired alternative and its form, we plan on filing an amendment to the Form S-1 in response to the Staff s first round of comments that also will provide updated information reflecting the structuring transactions and the accounting and financial reporting treatment thereof.
Background Information on Dole and Related Entities
Dole went private in March 2003 and is currently 100% owned by Holdings. Dole, the registrant, is currently a voluntary 1934 Act filer because of its debt covenants. Holdings is ultimately owned by David H. Murdock through two entities he wholly owns, Castle & Cooke Holdings, Inc. and the David H. Murdock Living Trust.
Holdings has only two assets and two liabilities. The two assets are 100% of the stock of Dole and 85% of the limited liability company membership interests in Westlake Wellbeing Properties, LLC (“Westlake”), formed in 20041. Westlake operates as a standalone entity, the sole business of which is owning the Four Seasons Hotel Westlake Village, almost all of which property is exclusively managed by Four Seasons Hotels Limited under a [***]-year hotel management agreement, which Four Seasons, in its sole option, can extend for up to an additional [***] years. Holdings’ two liabilities are as follows: Holdings is a co-borrower under Dole’s senior secured credit facilities2 (approximately $828 million outstanding at end of Q2 of 2009); and Holdings is the borrower under a $115 million secured term loan (“Hotel Loan”) due March 2010, for which the principal security is a mortgage of the Four Seasons Hotel Westlake Village3. None of the Dole stock, and no Dole assets, are pledged as security for the Hotel Loan. Holdings has never filed financial statements with the Commission and has never released consolidated financial statements, other than to a limited number of lenders.
The following is a summary of key consolidated financial information of Dole and Holdings for the most recent three years:

[1]	The other 15% of Westlake is owned by a wholly-owned subsidiary of WellPoint, Inc. (NYSE: WLP).

[2]	Although Holdings technically is a co-borrower, Holdings only functions as a guarantor of Dole’s obligations, since Holdings had and has no ability to borrow under or otherwise use these credit facilities.

[3]	The Hotel Loan is guaranteed by Westlake and by David H. Murdock.

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

	2008		2007		2006
	DOLE	CONSOLIDATED	DOLE	CONSOLIDATED	DOLE	CONSOLIDATED
		DHM Holding		DHM Holding		DHM Holding
		Company, Inc.		Company, Inc.		Company, Inc.
	Dole Food	Consolidated	Dole Food	Consolidated	Dole Food	Consolidated
(In Millions)	Company, Inc.	Total	Company, Inc.	Total	Company, Inc.	Total

INCOME STATEMENT DATA
Revenues, net	$7,620	$ [***]	$6,821	$ [***]	$5,991	$ [***]
Operating income (loss)	275	[***]	149	[***]	136	[***]
Net income (loss)	123	[***]	(54)	[***]	(86)	[***]
BALANCE SHEET DATA
Total assets	4,365	[***]	4,643	[***]	4,612	[***]
Current portion of long-term debt	357	[***]	14	[***]	14	[***]
Long-term debt	1,799	[***]	2,316	[***]	2,316	[***]
Total shareholders’ equity	433	[***]	355	[***]	366	[***]
Note: For the purpose of preparing the respective historical financial statements of Westlake and Holdings, the long-lived assets of Westlake totaling [***] have been evaluated historically under a held in use model as required under FAS 144 with no impairment required. [***]
Summary of the Transactions to Occur in Connection with the Offering
The underlying operations that we plan to take public in the IPO are entirely contained within Dole (i.e., Westlake will not be part of the offering). In order to efficiently accomplish this within the confines of our existing ownership structure and eliminate the current cross-default provisions that exist between our senior secured credit facilities and the Hotel Loan, immediately prior to the effectiveness of Dole’s Form S-1, three things will happen, in this order:

Step 1.	Holdings will contribute to Dole an estimated (but less than) [***] of the outstanding Westlake limited liability company membership interests, leaving an estimated [***] of the outstanding Westlake membership interests still in Holdings. This transaction will increase our ability to make dividends in the future because of some specific language in Dole’s senior notes indentures.

Step 2.	Holdings will merge down into its wholly-owned subsidiary, Dole, with Dole, the registrant, as the surviving corporation in the merger (we refer to the surviving corporation in the merger as “Merged Dole”)[4].

Step 3.	Merged Dole will then transfer its 85% interest in Westlake to an entity (not in the Holdings/Dole group of companies) owned by Mr. Murdock, which will assume all

[4]	Thus, after Steps 1 and 2 are completed, Merged Dole will own 85% of the outstanding membership interests in Westlake and will be liable for the $115 million Hotel Loan, and Holdings will cease to exist as a separate corporation and the current stockholders of Holdings will become the stockholders of Dole.

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

obligations of Merged Dole under the Hotel Loan except for a predetermined amount (expected to be between [ * * * ]) of such obligations that will be retained by Merged Dole and paid in full upon consummation of the offering from net proceeds received by Merged Dole in the offering.
These steps, in connection with our IPO, will require the consent of lenders [ * * * ].
Proposed Financial Statement Treatment and Rationale
In our view, the most meaningful approach to presenting the historical financial statements of Merged Dole would be to recharacterize those historical financial statements as if the investment in Westlake and the transferred-out portion of the Hotel Loan were never part of Holdings/Merged Dole5. Potential investors in the IPO will be buying shares in a company, Merged Dole, that never did own any interest in Westlake or such transferred-out portion of the Hotel Loan, except for the instant between the completion of Step 1 and the completion of Step 3, above, all of which will be done immediately before effectiveness. Accordingly, financial information on Westlake and the transferred-out portion of the Hotel Loan would be literally meaningless for potential investors, and could only be confusing.
     Accounting for the Merger of Holdings into Dole:
We propose accounting for the Holdings merger into Dole as a common-control downstream merger with no change in basis of Dole6. The historical financial statements are considered to be those of Holdings, which will be merged into Dole prior to the effectiveness of the Form S-1. This presentation is consistent with a common-control transfer of interest in which amounts would be recorded at carryover basis as a result of the merger. This accounting treatment is consistent with the provision of SFAS 141R, “Business Combinations,” paragraphs D8 and D9, which require the use of carryover basis in a common-control transaction.
     Proposed Historical Financial Statement Treatment:
Given that all of the limited liability company interests in Westlake, and all or a portion of the related Holdings debt (i.e., the Hotel Loan), will be distributed out of the Merged Dole prior to the effectiveness of the Form S-1, such balances would not be meaningful to a potential investor in Dole securities. Neither Merged Dole nor investors in Merged Dole securities will have a direct or indirect claim to the assets of Westlake. Moreover, neither Merged Dole nor investors in Merged Dole securities will have any obligations to fund ongoing losses of

[5]	The portion, if any, of the Hotel Loan to be paid from Merged Dole’s IPO net proceeds would remain as part of Merged Dole’s financial statements.

[6]	Holdings’ accounting basis in Dole is equal to the accounting basis already reflected in Dole’s standalone financial statements as Dole elected to apply pushdown accounting in connection with the 2003 privatization of Dole.

Wayne Carnall
August 24, 2009

Westlake or for settling the transferred-out portion of the Hotel Loan. Rather, the historical results of Dole would comprise substantially all of the results of Merged Dole after the consummation of the transfer to another Murdock entity of the limited liability company membership interests in Westlake and the transferred-out portion of the Hotel Loan. Accordingly, presenting historical financial statements with such information included would not be meaningful to the potential investor, and might be potentially misleading.
In our view, recharacterizing the historical financial statements of Merged Dole as if the investment in Westlake and the transferred-out portion of the Hotel Loan were never part of Holdings/Merged Dole is not only the most meaningful disclosure, but also is consistent with the considerations and provisions of Staff Accounting Bulletin (SAB) 93, “Accounting for the Transfer of a Subsidiary,” which states the following:
“7. Accounting for the spin-off of a subsidiary
Facts: A Company disposes of a business through the distribution of a subsidiary’s stock to the Company’s shareholders on a pro rata basis in a transaction that is referred to as a spin-off.
Question: May the Company elect to characterize the spin-off transaction as resulting in a change in the reporting entity and restate its historical financial statements as if the Company never had an investment in the subsidiary, in the manner specified by paragraph 34 of APB Opinion 20?
Interpretive Response: Not ordinarily. If the Company was required to file periodic reports under the Exchange Act within one year prior to the spin-off, the staff believes the Company should reflect the disposition in conformity with Statement 144. This presentation most fairly and completely depicts for investors the effects of the previous and current organization of the Company. However, in limited circumstances involving the initial registration of a company under the Exchange Act or Securities Act, the staff has not objected to financial statements that retroactively reflect the reorganization of the business as a change in the reporting entity if the spin-off transaction occurs prior to effectiveness of the registration statement. This presentation may be acceptable in an initial registration if the Company and the subsidiary are in dissimilar businesses, have been managed and financed historically as if they were autonomous, have no more than incidental common facilities and costs, will be operated and financed autonomously after the spin-off, and will not have material financial commitments, guarantees, or contingent liabilities to each other after the spin-off. This exception to the prohibition against retroactive omission of the subsidiary is intended for companies that have not distributed widely financial statements that include the spun-off subsidiary. Also, dissimilarity contemplates substantially greater differences in the nature of the businesses than those that would ordinarily distinguish reportable segments as defined by Statement 131.”
We have evaluated each of the key considerations in SAB 93 as follows:

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

•	Initial Registration and Timing of Spin-off: The transfer of limited liability company interests in Westlake and a portion of the Hotel Loan to another Murdock entity will occur in connection with an initial public offering of securities of Merged Dole, and this transfer will occur prior to the effective date of the registration statement for the offering of such securities.

•	Distribution of Financial Statements and Dissimilarities in Business: The financial statements of Westlake and Holdings have been distributed only to a limited number of lenders. The financial statements of Dole, however, on a standalone basis, have been filed in 1934 Act filings with the SEC for more than half a century, right up through the present. As a result, potential investors in the Dole offering have access to historical financial statements of Dole as a standalone entity. It will not be meaningful to a potential investor in Dole securities to include the Westlake entity and the transferred-out portion of the Hotel Loan in the historical financial statements for purposes of the Form S-1, because those balances will be part of Merged Dole for only the instant between the completion of Step 1 and the completion of Step 3, described on page 3, above, and will be distributed out of Merged Dole just before the effective date of the Form S-1. In fact, such presentation would be confusing, as it would impair the continuity of presentation[7]. The practical result would be that investors who have become accustomed to Dole financial information (which, of course, excludes Westlake) would temporarily receive financial information inclusive of Westlake, and would shortly thereafter again receive information exclusive of Westlake (which would be removed from continuing operations once the spin-off occurs). Further, including such information would appear even less relevant given the entire dissimilarity between Dole and Westlake. Such dissimilarities would be such that the entities would be viewed as having substantially greater differences in the nature of the businesses than those that would distinguish reportable segments as defined by Statement of Financial Accounting Standards, No. 131. Specifically, Dole is a worldwide grower and distributor of fresh fruit and vegetables and packaged foods. Westlake is an owner of a hotel. The entities have no overlap at all in product offerings and business models and have no similarities in sources of revenues or key expenditures.

•	Autonomous Management and Financing Before and After Transfer: Dole and Westlake have historically been managed separately with distinct management teams and a separate Board of Directors. [***]

[7]	If, on the contrary, we included the Westlake information, it would be required to be reflected in continuing operations in our preliminary prospectus circulated to investors (due to the prohibition in Statement 144 on reporting discontinued operations for an entity to be spun-off until the spin-off is effectuated).

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

As noted, Westlake’s sole asset is the Four Seasons Hotel Westlake Village, which contains the hotel, a wellness center, a television studio and some space that is rented to a medical clinic. The hotel and the wellness center are exclusively managed by Four Seasons Hotels Limited, using Four Seasons’ own personnel, under a hotel management contract that Four Seasons, at its sole option, can extend to a term of up to [ * * * ] years. Furher, the television studio has a separate President and management team which ultimately report to Westlake’s Board of Managers. Due to the fact that the Westlake entity is managed by an outside, unrelated party (Four Seasons), and a separate management team under the direction of Four Seasons, we believe that the day to day management of Westlake is properly characterized as autonomous of Dole and Holdings, notwithstanding certain overlaps in Board of Directors and in certain corporate officers that might exist.

Further, Dole, Holdings and Westlake have separate bank accounts. Dole has various credit agreements and indentures that provide for its financing. Holdings has entered into a credit agreement with a group of banks that has provided financing (Hotel Loan) that has primarily been contributed to Westlake for the construction of the hotel. WellPoint also contributed a substantial sum for construction costs and operating costs of the hotel. Holdings is also currently a “co-borrower” on Dole’s credit facilities[8], and cross defaults exist between Dole’s credit facilities and Holdings’ credit agreement. Westlake has historically received financing through contributions from Holdings. Holdings has obtained these funds either from its stockholders, from its own borrowing, or from dividends by Dole[9]. On a go-forward basis, the Hotel Loan will be entirely or partially assumed by other Murdock entities and may be paid in part by Merged Dole with IPO net proceeds. Accordingly, the Hotel Loan will not be an obligation of Merged Dole, the Merged Dole will be released, and no potential default under that refinancing of the Hotel Loan could cause a cross-default under Merged Dole’s credit facilities, bond indentures or other indebtedness of Merged Dole l0.

•	Incidental Common Facilities and Costs: There has only been incidental common use of facilities and costs between Dole and Westlake. Dole does on occasion use the hotel entity for functions or lodging for Dole executives, which is charged between the entities at arm’s length prices. Further, certain back office functions such as payroll

[8]	As noted in footnote 2, above, although Holdings technically is a co-borrower, Holdings only functions as a guarantor of Dole’s obligations, since Holdings had and has no ability to borrow under or otherwise use these credit facilities.

[9]	Since the 2003 Dole privatization, Dole has declared and paid dividends to its stockholder. Holdings has directed some dividend amounts to its investments in Westlake, but other dividend amounts have gone elsewhere.

[10]	Our SEC filings disclose the possibility of a cross-default involving a loan (which is otherwise separate from and unrelated to the Hotel Loan) to an affiliate of the majority stockholder of Holdings that matures on December 23, 2009; we are advised that, as of July 31, 2009, $90 million remained outstanding on that loan. This potential cross-default will be eliminated in connection with the IPO transaction by the repayment of the loan by the borrower.

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

administration and certain human resource activity are performed on behalf of Westlake by Dole employees. The annual Dole employee costs related to such activity have been no more than $750,000. Such amount is insignificant versus the approximately $6 billion in Dole’s annual costs and Westlake’s annual costs of approximately [***] million. Dole and Westlake participate in a shared risk management program with other Murdock entities for the property and casualty insurance programs (including workers’ compensation). The premiums for the insurance policies are allocated based on risk and exposure (the workers compensation policy is allocated based on the relative payroll of each using the determined rate charged by the carrier, and the property policy is allocated based on the relative insured property values of each company). For the recent property insurance renewal, Dole was allocated approximately [***] and Westlake was allocated approximately [***]. For the recent workers’ compensation shared program, Dole was allocated approximately [***] and Westlake was allocated approximately [***]. Such amounts are not significant to the overall costs of either entity. We expect that, once the IPO is completed, Merged Dole and Westlake will enter into entirely separate insurance policies and that Merged Dole will cease performing back-office and human resource functions for Westlake after a transition period.

•	Commitments, Guarantees and Contingent Liabilities after Transfer: No material financial commitments, guarantees, or contingent liabilities will exist between Merged Dole and Westlake after the transfer of the Westlake limited liability company interests and all or a portion of the Hotel Loan to other Murdock entities. The financing of Dole and Westlake have historically been separate, as outlined above under “—Autonomous Management and Financing Before and After Transfer.” Dole raises debt under its credit facilities and bond indentures. Westlake has raised equity capital from Holdings and from WellPoint, and has raised debt under agreements separate from Dole or Dole’s credit facilities. There historically have been, and at present are, covenants within Dole’s credit agreements and bond indentures restricting the ability of Dole to declare or pay dividends or other distributions to Holdings. At the present, no dividend capacity exists. As noted above, on a go-forward basis and upon payment by Merged Dole (using some of its IPO net proceeds), of the portion, if any, of the Hotel Loan retained by Merged Dole, the Hotel Loan will not be an obligation of Merged Dole, and no cross-defaults will remain pursuant to which a default under a financing related to Westlake or the hotel could constitute a default under Merged Dole’s credit facilities or bond indentures.

The Holdings debt that will be transferred to other Murdock entities prior to the effectiveness of Dole’s Form S-1 would not be meaningful to include in the historic financial statements. The portion of the Hotel Loan that will remain with Merged Dole, if any, will be paid from net proceeds received by Merged Dole in the public offering. Such portion, if any, would be a legal obligation of the registrant at effectiveness, and thus would be meaningful to a potential investor, in that proceeds of the primary registered equity offering would be used to pay off that portion of the Hotel Loan. Accordingly, the portion of the Hotel Loan, if any, remaining with Merged Dole

Wayne Carnall
August 24, 2009

(together with interest paid thereon11) will be included in the historical balance sheet of Dole and removed on a pro forma basis in the Article 11 pro forma financial information that will be included in the amended Form S-1.
In summary, presenting the registrant without the results of Westlake, and the related Holdings debt that will be transferred, in the historical financial statements to be included in the Form S-1 would be more meaningful and representative of future operations and activity of the entity offering securities to investors. It also more clearly represents the registrant at the effective date of the Form S-1 and time of purchase of shares by investors and will allow such potential investors to have a more meaningful presentation of the historical results of the entity in which they are investing. This presentation will also provide consistency of reporting to investors, who are accustomed to viewing Dole’s periodic filings, which, of course, have never included Westlake.
Auditor’s Opinion
The Form S-1 filings made prior to effecting the three transactions identified on page 3, above, will present the financial statements under the assumption that the transactions will occur just prior to effectiveness of the Form S-1. Since the transactions will not occur until just prior to effectiveness, the audit opinion will include a legend referring to this contingency. The legend will be removed prior to Form S-1 effectiveness.
Concluding Remarks
Based upon the analysis above, we respectfully request that the staff concur with Dole’s view that it is appropriate for Dole to include, in an amended Form S-1 registration statement, financial statements of the Merged Dole that exclude the Westlake entity and the related Holdings debt (except for the predetermined amount of such debt that will be retained by Merged Dole and paid in full with primary offering proceeds upon consummation of the offering), both of which will be transferred to another Murdock entity prior to the effectiveness of the S-1 and neither of which has ever been a part of Dole. We have reviewed this proposed accounting presentation with our independent auditors, Deloitte & Touche, LLP, who concur with the proposed accounting presentation and with our outside securities counsel, Gibson, Dunn & Crutcher, LLP, who concur with the proposed presentation from a securities law perspective

[11]	As this debt will be a legal obligation of the registrant at effectiveness and therefore included in the historical balance sheet, we believe that it would be most meaningful to reflect the related historical interest thereon in the income statement as interest expense. This creates consistency between the balance sheet and income statement, and will result in the most transparent presentation to investors. In order to ensure that this interest expense is segregated from the core operations of Dole, we propose to present this amount on a separate line item within interest expense or parenthetically disclose it on the face of the income statement.

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

We respectfully request your prompt attention to this issue, because of the pending staleness of Dole’s financial statements in light of Dole’s fiscal quarter/year system l2. We look forward to discussing our proposed financial statement presentation with you and members of the Staff at your possible earliest convenience.

cc:	Jay Williamson, Securities and Exchange Commission
Christine Davine, Deloitte & Touche, LLP
James Mills, Deloitte & Touche, LLP
Brian Lane, Gibson, Dunn & Crutcher, LLP
Joseph S. Tesoriero, VP and CFO, Dole Food Company, Inc.
Yoon Hugh, VP, Controller and CAO, Dole Food Company, Inc.

[12]	Dole’s fiscal year is broken down into 13 periods, each of four weeks’ duration. The first, second and fourth quarters each comprise three periods, i.e., 12 weeks, while the third quarter comprises four periods, i.e., 16 weeks (112 days). Our second quarter ended on June 20, 2009, so our second quarter financial statements will become stale on November 2, 2009, subject only to potential accommodation by the SEC as referenced in the Division of Corporation Finance, Financial Reporting Manual (Updated 7/24/09), Section 1220.1, paragraph e. But our (long) third quarter does not end until October 10, 2009. With our large, complex operations in approximately 90 countries worldwide, [ * * * ]. Your prompt consideration of our proposed financial statement presentation will be most appreciated in helping us keep to this timeline.

CONFIDENTIAL TREATMENT REQUESTED
Annex A
[ *  *  * ]

Attachment 2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549-5546
            DIVISION OF
CORPORATION FINANCE
            Mail Stop 4546
August 31, 2009
Via U.S. Mail and facsimile 818-879-6754
Mr. C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362-7300

Re:	Dole Food Company, Inc. (the “Company”) Financial statements to be filed in Form S-1 registration statements File No. 333-161345
Dear Mr. Carter:
     We have received your letter dated August 24, 2009 requesting this Division accept the Company’s proposed financial statement presentation to be included in a registration statement filed on Form S-1. Specifically, you have requested that we not object to the exclusion of Westlake Wellbeing Properties, LLC (“Westlake”) from the historical financial statements reflecting the reorganization of entities under the common control of DHM Holding Company (“Holding”) with the exception of certain debt related to Westlake that will be assumed by the Company.
     We understand that the Company is participating in a reorganization of entities under common control of Holdings in order to facilitate the initial public offering of the Company’s stock. In order to effect the transaction, the Company will hold a majority stake in Westlake at one point prior to transferring its interest in Westlake to a separate entity owned by David H. Murdoch, controlling shareholder of Holdings. You have represented that the operations of Westlake are unrelated to the historical operations of the Company and have been managed and financed autonomously.
     You do not believe that presenting Westlake within the consolidated financial statements at effectiveness would be meaningful to potential investors in the offering. With the exception of the debt secured by the Westlake hotel to be assumed by the Company and to be repaid from offering proceeds, Westlake will be spun-off prior to effectiveness. Also, with the exception of the assumed debt, the financial statements of the Company will be consistent with those that have been filed in periodic reports with the Commission as a voluntary filer.
     Based upon the information included in your letter and discussed in the teleconference on August 28, 2009, we will not object to your proposal. Materially new or different facts and

Mr. C. Michael Carter
Dole Food Company, Inc.
August 31, 2009

circumstances could result in different conclusions. If you have any questions about this letter, please contact me at (202) 551-3403.

Sincerely,
Steven Jacobs Associate Chief Accountant

Attachment 3

Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael.carter@dole.com

C. Michael Carter Executive Vice President, General Counsel and Corporate Secretary
September 4, 2009
Via U.S. Mail and E-mail jacobsS@sec.gov
Steven Jacobs
Associate Chief Accountant
United States Securities and Exchange Commission
100 F St. N.E.
Washington, D.C. 20549

Re:	Follow-up on SEC Response Letter Dated August 31, 2009
Dole Food Company, Inc. CIK No. 0000018169
Financial statements to be filed in Form S-1 registration statement
Form S-1 registration statement no. 333-161345 (Jay Williamson, examiner)
Dear Mr. Jacobs:
We acknowledge with appreciation the receipt of your letter dated August 31, 2009, wherein you indicate that you will not object to our proposed presentation of financial statements for Dole’s IPO, as outlined in our letter to Wayne Carnall, dated August 24, 2009. We thank you for your prompt attention to our request, and for your receptivity to our proposal. However, at about the same time we received your letter, we concluded that, in view of intercreditor timing issues, the three transactions discussed in our letter to Mr. Carnall cannot practicably be accomplished prior to effectiveness of the Form S-l. The same three transactions reviewed by the Staff will still occur, but just prior to the closing of our IPO, rather than just prior to effectiveness. The end result of the three transactions is exactly as described in our August 24, 2009 letter and reviewed by the Staff.
Accordingly, we will no longer apply the provisions of SAB 93 to the financial statements to be included in the amended Form S-l. DHM Holding Company, Inc. (“Holdings”) historical consolidated financial statements to be included in the amended Form S-l will reflect the historical results of that entity, including those of Westlake Wellbeing Properties, LLC (“Westlake”).
We have evaluated the form and content of the information to be included in Dole’s amended Form S-l in light of the change in timing of the three transactions and are now seeking the Staff’s concurrence as to that form and content, as follows.

Steven Jacobs
September 4, 2009

I.	We propose that Dole will be the predecessor entity with respect to the merger of Holdings into Dole; and Dole will be the registrant for purposes of the requirements of Rule 3-01 and 3-02.
A.	We further propose to include Holdings historical consolidated financial statements under Rule 3-05 given Holdings is considered the acquiree of the merger by which Holdings will be merged into Dole. Our rationale includes the following:
(1)	Dole is the surviving corporation of the merger of Holdings into Dole that will occur at, or immediately prior to, the IPO Closing; from a legal perspective, there is continuity of the Dole legal entity from the merger transaction, and the Holdings entity will cease to exist after the merger.

(2)	From an accounting perspective, the merger of Holdings into Dole is viewed as a common control merger with historical basis transferring between the entities.
(a)	As discussed in our letter to Mr. Carnall, given the transfer of Westlake out from (post-merger) Dole, which will also now occur at, or immediately prior to, the IPO Closing, the results of the continuing entity after merger will be substantially the same as historical Dole, with the exception of Westlake and the associated Hotel Loan being reflected as a discontinued operation in historical periods beginning with the period in which it is transferred out from (post-merger) Dole.

(b)	Accordingly, we believe it most meaningful and least confusing to investors to include Dole as the registrant for purposes of Rule 3-01 and 3-02, and include Holdings financial statements under Rule 3-05 for purposes of the amended Form S-l.
B.	We believe our proposed approach is consistent with the concept of Dole being the predecessor entity to the merger in that:
(a)	The merger of Holdings into Dole is a common control merger.

(b)	Dole is the entity that was first controlled by the ultimate parent of the combining entities, David H. Murdock.

(c)	Dole has been in existence for over 150 years and David H. Murdock has had a controlling ownership interest in Dole since 1985, whereas Holdings was formed in 2003 and Westlake was formed in 2006.
II.	Based on the above analysis, we propose the form and content of each section of the amended Form S-1 to be as follows:
A.	Prospectus Summary:
(1)	We propose including information substantially similar to that included in our initial Form S-1 filed August 14, 2009 which included information with respect to Dole. In this section, we will refer the reader to the

Steven Jacobs
September 4, 2009

Holdings and Dole historical financial statements included in the amended Form S-l.

(2)	We also will provide prominent and transparent disclosure in this section that at, or immediately prior to, the IPO Closing, Holdings will be merged into Dole and Westlake will be transferred out.
B.	Risk Factors, Use of Proceeds, Business, Executive Compensation, Related Party Relationships, Capital Stock, and Other Sections Not Specifically Identified Herein:
(1)	We propose including information substantially similar to that included in our initial Form S-l filed August 14, 2009 which included information with respect to Dole.

Updates and changes to such information will be provided based on changes in facts and circumstances and the three contemplated transactions in connection with the IPO; however, we propose to continue to provide information with respect to the Dole entity rather than that of Holdings.

(2)	Given that Dole is the surviving and continuing entity with respect to the merger and Dole is representative of the management and the operations of the merged entity on a continuing operations go-forward basis, we believe this approach to be most meaningful to the potential investor.
C.	Selected Consolidated Financial Data, Management’s Discussion and Analysis of Financial Condition and Results of Operations:
(1)	Dole information substantially similar to that included in the initial Form S-1 filed August 14, 2009 will be included in these sections. Such Dole information will be updated as needed in future amendments to the Form S-1 based on requirements to update interim financial statement information.

(2)	We believe this approach to be consistent with the concept that Holdings information is being included under Rule 3-05 and that (pre-merger) Dole information is substantially the same as that of (post-merger) Dole on a continuing operations basis.
D.	Unaudited Pro Forma Financial Information:
(1)	Given that both the merger of Holdings into Dole and the transfer out of Westlake will occur after effectiveness of the Form S-I, such transactions will not be included in the historical financial statements to be included in the amended Form S-I, and accordingly we propose to include Article 11 pro forma information in the amended Form S-1 for the latest interim period for the balance sheet and for the latest year and most recent interim period for the statements of operations.

(2)	Specifically, we propose including Dole audited consolidated financial statements as a starting point in the pro forma presentation and including pro forma adjustments in the historical financial statements as follows:

Steven Jacobs
September 4, 2009

(a)	With respect to the merger, no pro forma adjustments will be reflected since (pre-merger) Dole’s financial statements will be substantially the same as (post-merger) Dole’s on a continuing operations basis. Article 11 requires that pro forma information be prepared on a continuing operations basis. The pro forma financial statements will include disclosure of the fact that discontinued operations treatment for Westlake will exist in Dole’s financial statements after the merger.

(b)	For other transactions that are not in the historical financial statements but will occur at, or immediately prior to, the IPO Closing, including a contemplated refinancing of debt under Rule 144A and the pay down of existing Dole debt with IPO net proceeds, pro forma adjustments will be included following the provisions of Article 11.
(3)	The final column of the pro forma presentation will reflect the change in capital and debt structure of Dole from that included in the historical financial statements presented, with respect to the pay down and refinancing of Dole debt occurring in connection with the IPO. As a result, the pro forma financial statements will reflect what the historical combined financial statements on a continuing operations basis will look like after the merger of Holdings into Dole, the transfer-out of Westlake and the IPO occur.
E.	Capitalization Table:
We propose including the debt and equity of Dole in the “Actual” column of the capitalization table and reflecting the debt and equity of post-merger Dole that remain after the IPO closing occurs in the “As Adjusted” column of the capitalization table. Transparent disclosure in the capitalization table will be included discussing the merger of Dole and Holdings, the transfer of Westlake, and the debt of Holdings that will be settled or refinanced in connection with the transactions to occur in connection with the IPO closing.
F.	Historical Audited and Unaudited Interim Financial Statements:
(1)	We will continue to include Dole’s historical and unaudited interim financial statements in the F pages to the Form S-l.

(2)	We are proposing additionally including Holdings[1] consolidated historical audited financial statements for the latest three fiscal years and unaudited interim periods under Rule 3-05 within the F pages.

[1]	For the purpose of preparing the respective historical financial statements of Westlake and Holdings, the long-lived assets of Westlake totaling $328 million have been evaluated historically under a held in use model as required under FAS 144 with no impairment required. We currently expect that the fair value of the long-lived assets of Westlake are below book value and are evaluating whether an impairment of such assets could be required under FAS 144.

Steven Jacobs
September 4, 2009

We look forward to discussing our proposed financial statement presentation with you and members of the Staff at your earliest convenience.
Sincerely,

C. Michael Carter
Jay Williamson, Securities and Exchange Commission
Christine Davine, Deloitte & Touche, LLP
James Mills, Deloitte & Touche, LLP
Brian Lane, Gibson, Dunn & Crutcher, LLP
Joseph S. Tesoriero, VP and CFO, Dole Food Company, Inc.
Yoon Hugh, VP, Controller and CAO, Dole Food Company, Inc.

Attachment 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ·5546
            DIVISION OF
CORPORATION FINANCE
            Mail Stop 4546
September 14, 2009
Via U.S. Mail and facsimile 818-879-6754
Mr. C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362-7300

Re:	Dole Food Company, Inc. (the “Company”) Financial statements to be filed in Form S-1 registration statements File No. 333-161345
Dear Mr. Carter:
     We have received your most recent letter dated September 4, 2009 requesting this Division accept the Company’s revised proposed financial statement presentation to be included in a registration statement filed on Form S-1. We understand that Westlake Wellbeing Properties, LLC (“Westlake”) will no longer be transferred to a separate entity owned by David H. Murdock prior to effectiveness. As a result, the Company will be unable to exclude Westlake from the historical financial statements included in the registration statement.
     In your most recent letter, you have requested that we not object to your conclusions that the Company is the predecessor entity with respect to the merger of DHM Holding Company (“Holdings”) and will be the registrant for purposes of the requirements of Rules 3-01 and 3-02 of Regulation S-X. In addition, you propose to include the historical financial statements of Holdings under Rule 3-05 of Regulation S-X. You have also included your proposals as it relates to disclosures and presentation within certain sections of the registration statement.
     We will not object to your conclusion that the Company is the predecessor entity and will be the registrant or to the inclusion of the Holdings historical financial statements under Rule 3-05 of Regulations S-X. However, as it relates to your proposed presentation of pro forma financial information in paragraph II.D(2)(a) of your letter, we believe that the pro forma financial information should separately reflect the acquisition of Holdings prior to effectiveness, and the planned transfer of Westlake, with the exception of the assumed debt, immediately prior to closing of the offering. While we have no objection to the general approach for other disclosures described in your letter, we intend to consider the other disclosures in conjunction with our review of the registration statement.
     The staff’s conclusion is based solely on the information included in your letter and in our teleconference on September 11, 2009. Different or additional material information could

Mr. C. Michael Carter
Dole Food Company, Inc.
September 14, 2009

lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3403.

Sincerely,
Steven Jacobs Associate Chief Accountant